Alzamend Neuro, Inc.

50 W. Broadway, 3rd Floor

Salt Lake City, UT 84101

December 6, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.: Suzanne Hayes, Assistant Director

Re.:       Alzamend Neuro, Inc. – Request for Qualification

Offering Statement on Form 1-A

Filed November 14, 2016

File No. 024-10637

Dear Ms. Hayes:

We respectfully request that the above referenced Offering Statement on Form 1-A for Alzamend Neuro, Inc., a Delaware corporation, be declared qualified by the Securities and Exchange Commission at 4:30 PM Eastern Time on Thursday, December 8, 2016.

Very truly yours,

ALZAMEND NEURO, INC.

By: /s/ Philip Mansour Name: Philip Mansour Title: Chief Executive Officer